                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1	Announcement on 2016/10/04: Represent subsidiary NexPower Technology CORP. to announce the impairment of assets by applying IAS No. 36

99.2	Announcement on 2016/10/06: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2016/10/06: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2016/10/12: To clarify news reported by Liberty Times Net and Mirror Media

99.5	Announcement on 2016/10/18: Represent subsidiary Fortune Venture Capital Corporation to announce related materials on disposal of Nien Made Enterprise Co., Ltd.

99.6	Announcement on 2016/10/19: UMC will convene Q3 2016 Investor Conference

99.7	Announcement on 2016/10/26: Important Resolutions from 13th term 10th Board Meeting

99.8	Announcement on 2016/10/26: To announce operating results for the third quarter of 2016

99.9	Announcement on 2016/10/26: The Board of Directors resolved the issuance of unsecured straight corporate bonds

99.10	Announcement on 2016/10/07 September Revenue

99.11	Announcement on 2016/10/07: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary NexPower Technology CORP. to announce the impairment of assets by applying IAS
No. 36

1.	Date of occurrence of the event: 2016/10/04

2.	Company name: NexPower Technology CORP.

3.	Relationship to the Company (please enter “head office” or “subsidiaries”): subsidiaries

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence: The affiliate following the impairment test pursuant to IAS No. 36, has decided to recognize a loss on fixed assets of approximately NTD 455 million.

6.	Countermeasures: None

7.	Any other matters that need to be specified:

(1)This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company.
(2)All figures are unaudited, and have not yet been reviewed by an independent accountant.

Exhibit 99.2

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/08/18~2016/10/06
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 683,300,282; total transaction price: NT$ 683,300,282
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.3

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/06/30~2016/10/06
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 2,107,670,010; total transaction price: NT$ 2,107,670,010
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML Hong Kong Ltd. c/o ASML Netherlands B.V.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.4

To clarify news reported by Liberty Times Net and Mirror Media on October 12, 2016
1. Date of occurrence of the event: 2016/10/12
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: Liberty Times Net and Mirror Media
6. Content of the report: China government payment delay to the joint venture company.
7. Cause of occurrence: UMC’s subsidiary, United Semiconductor Corporation (USC), has complied in accordance with payment terms specified in the contracts with our suppliers. USC and the Chinese local government operate with local assistance. The media reported content is based on their own speculation, and is inconsistent with the actual facts.
8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.5

Represent subsidiary Fortune Venture Capital Corporation to announce related materials on disposal of Nien Made Enterprise Co., Ltd.

1. Name of the securities: common shares of Nien Made Enterprise Co., Ltd.
2. Trading date: 2016/08/05~2016/10/18
3. Trading volume, unit price, and total monetary amount of the transaction:
Trading volume: 875,000 shares, unit price: NTD 362.54,
total monetary amount: NTD 317,220,000
4. Gain (or loss) (not applicable in case of acquisition of securities): NTD 233,208,662
5. Relationship with the underlying company of the trade: none
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Fortune Venture Capital Corporation cumulative volume: 921,466 shares; amount: NTD 88,472,669; percentage of holdings:0.31%; status of any restriction of rights: none
TLC Capital Co., Ltd. cumulative volume: 2,067,987 shares; amount: NTD 198,553,534; percentage of holdings:0.71%; status of any restriction of rights: none
Unitruth Investment Corporation cumulative volume: 175,578 shares; amount: NTD 16,857,777; percentage of holdings: 0.06%; tatus of any restriction of rights: none
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
ratio of total assets:1.02%; ratio of shareholder’s equity:1.73%;the operational capital as shown in the most recent financial statement: NTD 23,552,670,000
8. Concrete purpose/objective of the acquisition or disposal: financing operation
9. Do the directors have any objections to the present transaction?: no
10. Any other matters that need to be specified: None

Exhibit 99.6

UMC will convene Q3 2016 Investor Conference

1. Date of the investor conference: 2016/10/26
2. Time of the investor conference: 17:00
3. Location of the investor conference: Online teleconference
4. Brief information disclosed in the investor conference: UMC Q3 2016 Financial and Operating Results.
5. The presentation of the investor conference release: It will be released after the investor conference.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None

Exhibit 99.7

Important Resolutions from 13th term 10th Board Meeting

1. Date of occurrence of the event: 2016/10/26
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Cause of occurrence:
The board meeting has approved important resolutions as follows:

(1)	Approved 3Q 2016 Financial Statement.

The Company’s consolidated revenue for the third quarter of 2016 was NT$38.16 billion and net income attributable to the stockholders of the parent was NT$2.98 billion, with EPS of NT$0.24.

(2)Approved this round’s capital budget execution of NTD1,726 million towards capacity deployment for UMC group.

(3)Approved the issuance of unsecured straight corporate bonds, the total amount of the issue is no more than NT$10,000 million.

6. Countermeasures: None
7. Any other matters that need to be specified: None

Exhibit 99.8

UMC announced its operating results for the third quarter of 2016

1. Date of occurrence of the event: 2016/10/26
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Cause of occurrence: UMC Reports Third Quarter 2016 Results
28nm contribution reaches 21% in 3Q16; Fab 12X to enter production in 4Q16 United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the third quarter of 2016. Third quarter consolidated revenue was NT$38.16 billion, up 3.2% quarterly from NT$37 billion in 2Q16 and an increase of 8.1% YoY from NT$35.32 billion in 3Q15. 3Q16 consolidated gross margin was 21.8%. Net income attributable to the stockholders of the parent was NT$2.98 billion, with earnings per ordinary share of NT$0.24. Mr. Po-Wen Yen, CEO of UMC, said, “In the third quarter of 2016, UMC’s foundry revenue increased 3.2% sequentially to NT$38.05 billion. Foundry operating margin was 5.5% as wafer shipments grew to 1.57 million 8-inch equivalent wafers, with quarterly capacity utilization remaining at 89%.
During the quarter, our 28nm business exceeded 20% of quarterly revenue for the first time, mainly driven by strong chip demand within the communication segment. Our new high in 28nm contribution reflects customers’ robust wafer demand at our 300mm flagship Fab 12A in Tainan,
Taiwan, which has demonstrated mature technology status with consistent yields to reach economy of scale. To further expand our 28nm market share into new applications, UMC has announced the availability of Faraday’s 12.5G SerDes PHY on our 28HPCu platform. The introduction of this IP highlights our ongoing efforts to introduce new features on UMC’s 28nm process, including a wide range of high speed transfer interface IP for optical networking and other telecommunication applications. UMC also introduced Faraday’s PowerSlashTM fundamental IP cells, which can be incorporated into our 55nm ULP (ultra low-power) technology to create an optimized low power operating environment for wireless applications such as those used in applications for Internet of Things (IoT).” CEO Yen continued, “Turning our attention to the fourth quarter, we anticipate a flat outlook. We expect our Fab 12X in Xiamen, China to enter production for 40/55nm products to address the strong demand in China’s chip market. The production of Fab 12X signifies an important milestone as we enter China’s high growth IC supply chain to realize new market opportunities. Fab 12X’s location in Xiamen serves as an ideal manufacturing location for customers seeking to diversify their 12” manufacturing needs. We look forward to a successfully ramping production of our 12” Xiamen fab, which will strengthen UMC’s global presence in the semiconductor industry. Fab 12X will continue to follow UMC’s core values and protocols in sustainable semiconductor manufacturing, which have been implemented throughout UMC’s global fabs. Through our green manufacturing, we hope to set positive industry examples through concrete actions in order to combat global warming, enhance resource conservation and save energy. UMC’s selection as a DJSI Global Component for the ninth consecutive year highlights our active participation in environment protection, community service and sustainable manufacturing practices, which reflects our commitment to attain higher corporate social responsibility goals.”
Fourth Quarter of 2016 Outlook & Guidance:
Wafer Shipments: To increase by approximately 5%
ASP in NTD: To decrease by approximately 5%
Profitability: Gross profit margin will be in the low 20% range
Foundry Segment Capacity Utilization: Approximately 90%
2016 CAPEX for Foundry Segment: US$2.2bn
6. Countermeasures: N/A
7. Any other matters that need to be specified: N/A

Exhibit 99.9

The Board of Directors resolved the issuance of unsecured straight corporate bonds

1. Date of the board of directors resolution: 2016/10/26
2. Name (       nth issue of (secured, unsecured) corporate bonds of        Co.):
United Microelectronics Corporation unsecured straight corporate bonds
3. Total amount of the issue: no more than NT$10,000 million
4. Face value: temporarily set at NT$1 million each
5. Issue price: at par
6. Issue period: To be decided based on market condition
7. Issue coupon/interest rate: To be decided based on market condition
8. Types, names, monetary amounts of security or collateral and stipulations there upon: N/A
9. Use of the funds raised by the offering and utilization plan: Repay debts
10. Underwriting method: Public offering
11. Trustees for the bonds: To be decided
12. Underwriter or distributing agent institution: To be decided
13. Guarantor(s) for the issue: None
14. Institution serving as agent for payment of the principal and interest:To be decided
15. Certifying institution: None
16. Where convertible into shares, the rules for conversion: N/A
17. Conditions of the investors’put: None
18. Conditions of the issuer’s call: None
19. The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A
20. Possible dilution of equity, if conversion, exchange, or subscription rights are attached: N/A
21. Any other matters that need to be specified: UMC Chairman, or the person delegated by the UMC Chairman, is authorized to decide or adjust the details about the total issue amount (can be in installments), the issue date, pricing, and other relevant terms.

Exhibit 99.10

United Microelectronics Corporation
October 07, 2016

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
September	Net sales	12,735,087	10,425,056	2,310,031	22.16%
Year-to-Date	Net sales	109,564,185	110,981,039	(1,416,854)	(1.28%)

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	43,530,630
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

4)	Financial derivatives transactions :

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	3,256,240	0
Fair Value	23,643	0
Net Profit from Fair Value	23,635	0
Written-off Trading Contracts	31,480,267	0
Realized profit (loss)	191,066	0

Exhibit 99.11

United Microelectronics Corporation
For the month of September, 2016

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of August 31, 2016	Number of shares as of September 30, 2016	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	August 31, 2016	September 30, 2016	Changes
—	—	—	—	—